Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene N.V.’s unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three and nine months ended September 30, 2019 and 2020 included as Exhibit 99.2 to this report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2019 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended, on April 23, 2020 (the “Annual Report”).

Unless otherwise indicated or the context otherwise requires, all references to “Centogene N.V.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Centogene N.V. and its subsidiaries.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions.

This discussion and analysis is dated as of December 16, 2020.

Overview

We are a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. We have developed a global proprietary rare disease platform based on our real-world data repository with over 3.6 billion weighted data points from approximately 595 thousand patients representing 120 different countries as of September 30, 2020, or an average of over 660 data points per patient. Our platform includes multiomic data (such as epidemiologic, phenotypic, proteomic, metabolomic and genetic data) that reflects a global population, and also a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified three reportable segments:

•      Pharmaceutical. Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. As of September 30, 2020, we collaborated with over 40 pharmaceutical partners for over 45 different rare diseases. In addition, out of the over 60 single biomarker development programs as of September 30, 2020, 33 were used in connection with our pharmaceutical collaborations. Since early 2020, we also started to pursue a metabolomics approach for establishing a biomarker discovery pipeline for rare hereditary disease. Our new approach includes a tandem mass spectrometry (ion mobility quadrupole time-of-flight mass spectrometry) methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has proven successful in the identification of new biomarkers. The new biomarker candidates identified are then further validated and optimized in epidemiological clinical trials.

•      Diagnostics. Our diagnostics segment provides targeted genetic sequencing and diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of September 30, 2020, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 7,500 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository and our CentoMD database.

●	COVID-19 testing. Due to the growth and significance of our COVID-19 business in relation to our total activities, our COVID-19 testing business has been managed and reported as a separate segment beginning in the third quarter of 2020. We started offering COVID-19 testing in March 2020. Our original COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SAR-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated in CENTOGENE’s

CAP/CLIA/ISO certified analytical laboratory and has received Emergency Use Authorization (EUA) by the United States Food and Drug Administration (FDA) for use by authorized laboratories. The majority of these tests are performed in airport locations and currently offered at the Frankfurt, Hamburg, Düsseldorf, and Berlin airports. To date, our COVID-19 tests are offered free of charge as additional measures to protect our employees as well as initiatives to support the community to overcome the challenges of the pandemic, while the billable tests are mainly offered through collaborations with the state government and other companies.

In the three months ended September 30, 2020, we received over 431 thousand total test requests, of which 400 thousand account for COVID-19 tests. Excluding the COVID-19 test requests, we received 31 thousand test requests in the three months ended September 30, 2020, representing a 9.0% decrease as compared to the three months ended September 30, 2019. In the nine months ended September 30, 2020, we received approximately 552 thousand test requests, of which over 470 thousand account for our COVID-19 tests. Excluding the COVID-19 test requests, we received 82 thousand test requests in the nine months ended September 30, 2020, representing a 14.8% decrease as compared to approximately 97 thousand test requests received in the nine months ended September 30, 2019.

Our revenue for the three months ended September 30, 2020 was €36,305 thousand, an increase of €24,667 thousand, or 212.0%, from €11,638 thousand for the three months ended September 30, 2019. Our pharmaceutical, diagnostics and Covid-19 segments contributed 10.4%, 14.0% and 75.6%, respectively, of our total revenues for the three months ended September 30, 2020, as compared to 41.5% and 58.5% for the pharmaceutical and diagnostics segments, respectively, of our total revenues for the three months ended September 30, 2019. Test requests received by our pharmaceutical segment in the three months ended September 30, 2020 were 18 thousand, representing a decrease of 5.3% as compared to 19 thousand test requests received in the three months ended September 30, 2019. Test requests received by our diagnostics segment in the three months ended September 30, 2020, was 10 thousand, representing a decrease of 16.8% as compared to 12 thousand in the three months ended September 30 2019.

Our revenue for the nine months ended September 30, 2020 was €58,129 thousand, an increase of €24,570 thousand, or 73.2%, from €33,559 thousand for the nine months ended September 30, 2019. Our pharmaceutical, diagnostics and Covid-19 segments contributed 21.1% and 50.8%, respectively, of our total revenues for the nine months ended September 30, 2020, as compared to 40.3% and 59.7% for our pharmaceutical and diagnostic segments, respectively, of our total revenues for the nine months ended September 30, 2019. Test requests received by our pharmaceutical segment in the nine months ended September 30, 2020 were 46 thousand, representing a decrease of 8.8% as compared to 50 thousand test requests received in the nine months ended September 30, 2019. Test requests received by our diagnostics segment in the nine months ended September 30, 2020, were 30 thousand representing a decrease of 20.9% as compared to 38 thousand test requests received in the nine months ended September 30, 2019.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers, knowledge-based platform and interpretation-based solutions. For the three months ended September 30, 2020, we incurred research and development expenses of €4,796 thousand, an increase of €2,785 thousand, or 138.5%, from €2,011 thousand for the three months ended September 30, 2019. We received 3 thousand test requests for our internal research and development projects in both of the three months ended September 30, 2020 and 2019. For the nine months ended September 30, 2020, we incurred research and development expenses of €10,606 thousand, an increase of €4,487 thousand, or 73.3%, from €6,119 thousand for the nine months ended September 30, 2019. During the nine months ended September 30, 2020 and 2019, we received 9 thousand and 7 thousand test requests for our internal research and development projects, respectively.

For the three months ended September 30, 2020, our loss before taxes was €5,537 thousand, an increase of €1,261 thousand, or 29%, from €4,276 thousand for the three months ended September 30, 2019. For the nine months ended September 30, 2020, our loss before taxes was €24,504 thousand, an increase of €8,828 thousand, or 56%, from €15,676 thousand for the nine months ended September 30, 2019.

Recent Developments

Effect of the COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and mandatory maintenance of physical distance between individuals. We have been continuously monitoring the situation and have taken a series of measures to protect our employees and safeguard our operations.

As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a ‘‘new’’ normal, the Company commenced testing for COVID-19 in March 2020. We offer a comprehensive and high quality COVID-19 testing solution to the community. This includes our COVID-19 tests, which received EUAs from the FDA in July 2020; our CentoKit-19, a fully validated sample collection kit which can either be used by healthcare professionals or self-administered by individuals; and our Corona Test Portal, a secure digital platform following stringent data privacy measures in compliance with the General Data Protection Regulation (GDPR) and the Health Insurance Portability and Accountability Act (HIPAA), allowing seamless registration and result notification.

Starting from the Mecklenburg-Western Pomerania region of Germany, where we focused on employees and essential workers in Rostock, our COVID-19 testing solution was further expanded to nursing homes as well as to high school students in Germany, and has been available to the rest of the world since May 2020. Some of our tests are offered free of charge by the Company, others are offered in collaboration with the state governments and other partners. In particular, we expanded our COVID-19 testing business during the three months ended September 30, 2020:

●	We launched our testing kits, CentoKit-19 in July 2020. The CentoKit-19 consists of a CE-labelled CentoSwab (a two-component dry plastic swab for oropharyngeal swab sampling), a collection tube with barcode sticker, and labelled and prepaid return. It is designed for sale to end consumers via marketplaces including Amazon Germany.

●	In August 2020, we opened an additional walk-in testing facility at Hamburg Airport offering COVID-19 testing to passengers departing from and returning to Hamburg as well as to the general public.

●	Since August 2020, we operate mobile test centers in the government districts of Upper Palatinate, Upper Franconia, and Lower Franconia in the Free State of Bavaria.

●	In September 2020, we opened an additional walk-in testing facility at Düsseldorf Airport offering COVID-19 testing to passengers departing from and returning to Düsseldorf as well as to the general public.

●	As of September 2020, we offered COVID-19 testing to employees and residents of day care facilities in the federal state of Hamburg as part of a three month project.

●	During September 2020, additional test centers were opened at Munich and Nuremberg Central Stations offering COVID-19 tests to travelers, including returning travelers from “high risk regions” as defined by the Robert Koch Institute (RKI), the public health agency which compiles the COVID-19 statistics in Germany.

Given the increasing focus of management on the development of our COVID-19 related testing business, we identified this business as a separate segment.

To support the expansion of our COVID-19 test offerings, the Company, in April 2020, acquired laboratory facilities and equipment for a total consideration of €1.8 million and leased laboratory space in Hamburg, Germany. Subsequently, in July 2020, the Company leased further laboratory space in Frankfurt, Germany. Additional COVID-19 testing capacity is provided through our custom-build CentoTruck, a mobile laboratory in a container setup to carry out COVID-19 analyses. Total investments in COVID-19 testing as of September 30, 2020 amounted to approximately €6.3 million, of which approximately €4.8 million and €0.6 million, respectively, are included in property, plant and equipment and right-of-use assets. An amount of €0.9 million is included in intangible assets and relates to the development of the Corona Test Portal. In addition, we have secured the production and supply of a sample collection kit for COVID-19 tests, CentoSwab.

Due to the measures implemented to control the further spread of the outbreak, including “social distancing”, as well as the allocation of healthcare resources to treating those infected with the virus, we have seen a significant decrease in our sample volume related to our routine diagnostics business and pharmaceutical collaborations with fee per sample structure. In addition, the pandemic also slowed the progress of the clinical studies of our pharmaceutical partners with whom we collaborate, which adversely affected our pharmaceutical business. In addition, travel restrictions and the cancellation of conferences and seminars also delayed the conclusion of new collaborations with our pharmaceutical partners.

Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on our business and our future results of operations.

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics odyssey of rare disease patients and accelerating the development of new orphan drugs. In particular, we entered into the following collaborations subsequent to the three months ended September 30, 2020:

•      Collaboration with PTC Therapeutic, Inc (“PTC”) to expand our existing partnership to several new regions including many countries in Europe, the Middle East, and Latin America to provide genetic testing and 3-O-Methyldopa (3-OMD) biomarker analytics to help identify patients with Aromatic L-amino Acid Decarboxylase (AADC) deficiency.

•      Collaboration with Alnylam Pharmaceuticals (“Alnylam”) to expand its existing epidemiology and biomarker work through the initiation of a new clinical program (TRAMoniTTR) focused on Hereditary Transthyretin Amyloidosis (hATTR, hereditary amyloidosis, transthyretin-related). Through the newly executed agreement, the Company will provide specific analyses regarding anonymized TTR patient populations with a focus on long-term longitudinal data.

As of September 30, 2020, our global proprietary rare disease platform included real-world data repository with approximately 595 thousand patients representing 120 different countries, an increase of 28.0% as compared to the number of patients in our platform as of September 30, 2019.

We also released an update of CentoLSD, powered by CentoMD, which we believe is the world’s largest knowledge-driven lysosomal storage disease (“LSD”) database. CentoLSD allows researchers, pharmaceutical partners, and clinicians to access a comprehensive database of GBA and GLA genetic variants classified through a standardized curation workflow, and is accessible through our website free of charge, for the purpose of enhancing a global understanding and the potential treatment opportunities for rare disease patients.

Follow-on Equity Offering

In July 2020, we completed a follow-on public offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e., €12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, to the Company were €22 million. With the additional funding from the Follow-on Equity Offering, we believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Leadership transition

On October 20, 2020, we announced that Prof. Arndt Rolfs, our founder and Chief Executive Officer (CEO), had decided to step down as CEO of Centogene as of October 20, 2020, and that Andrin Oswald, M.D., would join the Company as CEO effective December 1, 2020. Prof. Rolfs has agreed to serve as an advisor during the transition period until December 31, 2020.

The financial impact of the departure of Prof. Rolfs, in the fourth quarter of 2020, are additional expenses related to one full year’s base salary aggregating to €565 thousand, as well as additional share-based payment expenses of €162 thousand and €620 thousand, respectively, relating to all Long-Term Incentive Plan options and restricted stock units granted in 2020 that would vest immediately.

Financial Operations Overview

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform, as well as from our COVID-19 testing solution.

Besides the recent impact of our COVID-19 testing solution related revenue, we expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. We expect revenue from our diagnostics segment to grow in absolute terms but decrease as a percentage of total revenue if there is growth in our pharmaceutical segment. The development of the COVID-19 testing revenues will strongly depend on the further development of the COVID-19 pandemic.

Changes in revenue mix between our pharmaceutical, diagnostics and COVID-19 segments can impact our results period over period. We typically incur lower costs for the provision of solutions in our pharmaceutical segment and therefore generate higher returns from our pharmaceutical segment contracts than from our diagnostics and COVID-19 segments contracts.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects—Operating Results—Financial Operations Overview” in our Annual Report.

Results of Operations

Three and Nine Months Ended September 30, 2020 Compared to Three and Nine Months Ended September 30, 2019

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020

	(unaudited,
	€ in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	11,638	36,305	33,559	58,129
Cost of sales	6,641	26,059	19,499	39,892
Gross profit	4,997	10,246	14,060	18,237
Research and development expenses	2,011	4,796	6,119	10,606
General administrative expenses	4,884	8,373	16,487	24,038
Selling expenses	1,788	1,300	6,144	6,012
Impairment of financial assets	92	1,147	554	2,821
Other operating income	935	679	2,623	2,425
Other operating expenses	—	53	2	191
Real estate transfer tax expenses	—	—	1,200	—
Operating loss	(2,843)	(4,744)	(13,823)	(23,006)
Interest and similar income	—	—	12	6
Interest and similar expenses	1,433	793	1,865	1,504
Finance costs, net	(1,433)	(793)	(1,853)	(1,498)
Loss before taxes	(4,276)	(5,537)	(15,676)	(24,504)
Income tax expenses	—	103	163	232
Loss for the period	(4,276)	(5,640)	(15,839)	(24,736)
Other comprehensive income/(loss)	(1)	(66)	9	4
Total comprehensive loss for the period	(4,277)	(5,706)	(15,830)	(24,732)
Attributable to:
Equity holders of the parent	(4,247)	(5,708)	(15,674)	(24,671)
Non-controlling interests	(30)	2	(156)	(61)
	(4,277)	(5,706)	(15,830)	(24,732)

Loss per share – Basic and diluted (in €)	(0.27)	(0.27)	(0.99)	(1.20)

Revenue

Our total revenues for the three and nine months ended September 30, 2020 were €36,305 thousand and €58,129 thousand, respectively, representing increases of €24,667 thousand and €24,570 thousand, respectively, or 212.0% and 73.2%, respectively, as compared to the three and nine months ended September 30, 2019.

The graphic below shows the number of test requests for the diagnostics segment (excluding COVID-19 tests) and pharmaceutical segment, as well as the number of test requests received for our internal research projects during the three and nine months ended September 30, 2019 and 2020.

The breakdown of our revenue by segment was as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2019	2020	2019	2020

	(unaudited,
	€ in thousands)
Revenue by segment:
Pharmaceutical	4,833	3,800	13,531	12,290
Diagnostics	6,805	5,069	20,028	16,308
Covid-19	—	27,436	—	29,531
Total Revenue	11,638	36,305	33,559	58,129

Pharmaceutical segment

Revenues from our pharmaceutical segment were €3,800 thousand for the three months ended September 30, 2020, a decrease of €1,033 thousand, or 21.4%, from €4,833 thousand for the three months ended September 30, 2019. Our partnership agreements are structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination thereof. The 21.4% decrease was primarily due to the impact of the COVID-19 pandemic, which slowed the clinical studies of our pharmaceutical partners.

Revenues from our pharmaceutical segment were €12,290 thousand for the nine months ended September 30, 2020, a decrease of €1,241 thousand, or 9.2%, from €13,531 thousand for the nine months ended September 30, 2019.

The total number of active/completed collaborations in the nine months ended September 30, 2020 amounted to 63, as compared to 63 in the nine months ended September 30, 2019. As of September 30, 2020, we collaborated with 41 pharmaceutical partners, as compared to 38 pharmaceutical partners as of September 30, 2019.

The graphs below show our revenues for the three and nine months ended September 30, 2020 and 2019, resulting from our collaborations with our pharmaceutical partners, split between drug development stages, as well as between different fee structures:

Revenues from Pharmaceutical Segment
- Drug Development Stage
63%
29%
7%
69%
28%
3%
71%
14%
8%
5%
2%
69%
28%
2%
3%
Q3 2019
Q3 2020
3Q 2019
3Q 2020
Drug / Target discovery
R&D Validation
Pre-clinical spport
Biomarker Development
Clinical Development
Commercialization

Revenues from our collaborations which are structured on a fixed fee basis represented 6.7% and 13.0%, respectively, of our total revenues for the three and nine months ended September 30, 2020, as compared to 62.9% and 36.8%, respectively, for the three and nine months ended September 30, 2019. Given the fee structure, these revenues provide us with stable revenues and cashflow from the pharmaceutical segment. As new and existing clinical trials were slowed down or put on hold, the COVID-19 pandemic had a more significant impact on those of our collaborations that are structured on a fee per sample basis. Revenues from fee per sample collaborations were €0.1 million and €1.1 million, respectively, for the three and nine months ended September 30, 2020, and decreased by 83.7% and 38.1%, respectively, as compared to the same periods in 2019. Revenues from the fee per sample collaborations represented 2.5% and 9.1%, respectively, of our total revenues for the pharmaceutical segment for the three and nine months ended September 30, 2020 and decreased by 9.4 percentage points and 4.3 percentage points, respectively, compared to the same periods in 2019.

During the nine months ended September 30, 2019, we entered into two collaborations with an existing pharmaceutical partner, of which upfront fees of €430 thousand, representing the transaction price allocated to the one-off transfer of the Group’s intellectual property were received and recognized as revenues. No such revenues were recognized in the three and nine months ended September 30, 2020 and the three months ended September 30, 2020.

During the three and nine months ended September 30, 2020, revenues from one pharmaceutical partner represented 7.3% and 14.4%, respectively, of our total revenue, as compared to 25.4% and 26.5%, respectively, for the three and nine months ended September 30, 2019.

Diagnostics segment

Revenues from our diagnostics segment were €5,069 thousand for the three months ended September 30, 2020, a decrease of €1,736 thousand, or 25.5%, from €6,805 thousand for the three months ended September 30, 2019. Revenues from our diagnostics segment were €16,308 thousand for the nine months ended September 30, 2020, a decrease of €3,720 thousand, or 18.6%, from €20,028 thousand for the nine months ended September 30, 2019.

The decreases were mainly due to decreases in test requests for all our primary rare disease testing products (i.e., standard genetic testing including single gene, CNV and mutation quantification products, panel sequencing, whole exome sequencing (“WES”) and whole genome sequencing (“WGS”), and biochemistry) as a result of the COVID-19 pandemic. The decreases were also attributable to decreases in test requests for our non-invasive pre-natal testing (“NIPT”), a non-core diagnostics product, which we intend to continue lowering the volume of, to focus more on the testing products that provide a larger quantity of data, such as WES and WGS, to continue growing our rare disease platform repository.

The graph below shows the test requests received in the diagnostics segment, split between primary rare disease testing products, for the three and nine months ended September 30, 2020 and 2019:

For the three and nine months ended September 30, 2020 and 2019, our total diagnostics segment revenues from our primary rare disease testing products were as follows:

The revenues for the diagnostics segment are recognized over time by reference to the percentage of completion of the service on the reporting date, assessed on the basis of the work rendered. The 29.1% decrease in revenues from our primary rare disease tests for the three months ended September 30, 2020, was primarily driven by the decrease in test requests across all testing products by 24.1% as compared to the three months ended September 30, 2019. In particular, the decreases in test requests and revenues from our NIPT (non-core and relatively low price product) were 24.7% and 14.0%, respectively, for the three months ended September 30, 2020 as compared to the same period ended September 30, 2019 reflecting our strategy of moving towards testing products that provide a larger quantity of data. The total number of WES and WGS test requests received in the diagnostics segment for the three months ended September 30, 2020, was approximately 2,827, representing 26.3% of total test requests for the period, and representing an increase of 0.7 percentage points as compared to the proportion of WES and WGS received over the total test requests received for the three months ended September 30, 2019.

The 12.3% decrease in revenues from our primary testing products for the nine months ended September 30, 2020, was in line with the decrease in test requests by 18.5% as compared to the nine months ended September 30, 2019, of which test requests and revenues from our NIPT decreased by 47.9% and 32.3%, respectively, for the nine months ended September 30, 2020 as compared to the same period ended September 30, 2019. On the other hand, the total number of WES and WGS test requests received in the diagnostics segment for the nine months ended September 30, 2020 increased by 6.2% to 10,804 test requests, from approximately 10,170 test requests received for the nine months ended September 30, 2019. The total number of WES and WGS test requests received in the diagnostics segment for the nine months ended September 30, 2020 represented 29.7% of total primary rare disease test requests for the period, a 6.9 percentage points increase as compared to the proportion of WES and WGS received over the total test requests for the nine months ended September 30, 2019.

COVID-19 testing segment

Revenues generated from the testing for COVID-19 and sales of CentoSwab for the three and nine months ended September 30, 2020 amounted to €27,436 thousand, and €29,531 thousand, respectively, and beginning in the third quarter of 2020, are included in a separate segment. We received 400 thousand and over 470 thousand test requests, respectively, for our COVID-19 tests in the three and nine months ended September 30, 2020.

The breakdown of our revenue from all of our segments, in the aggregate, by geographical region was as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2019	2020	2019	2020

	(unaudited,
	€ in thousands)
Revenue by geographical region:
Europe	1,963	28,824	5,655	33,711
of which: Germany	96	26,640	424	28,847
of which: Netherlands	—	2	—	5
Middle East	3,407	2,674	10,178	8,926
North America	5,140	4,265	14,818	13,762
of which: United States	5,122	4,231	14,452	13,570
Latin America	829	399	2,148	1,364
Asia Pacific	299	143	760	366
Total Revenue	11,638	36,305	33,559	58,129

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics segment is based on the location of each customer.

Our North America region contributed €4,265 thousand to revenues for the three months ended September 30, 2020, a decrease of €875 thousand, or 17.0%, from €5,140 thousand for the three months ended September 30, 2019, primarily driven by the decrease in revenues from our pharmaceutical segment, of which over 98.3% are allocated to the North America region. Revenues from the North America region for the nine months ended September 30, 2020, decreased to €13,762 thousand, representing a decrease of €1,056 thousand, or 7.1%, from €14,818 thousand, which is mainly due to a decrease in revenues from the pharmaceutical segment by €1,062 thousand, or 8.1%, as compared to the nine months ended September 30, 2019. Revenues from the North America region represented 11.7% and 23.7%, respectively, of our total revenues for the three and nine months ended September 30, 2020, as compared to 44.2% and 44.2%, respectively, for the three and nine months ended September 30, 2019.

Our Middle East region contributed €2,674 thousand to revenues for the three months ended September 30, 2020, a decrease of €733 thousand, or 21.5%, from €3,407 thousand for the three months ended September 30, 2019. This was primarily attributable to the decrease in test requests received in our diagnostics segment by 19.8% in the three months ended September 30, 2020, as compared to the three months ended September 30, 2020. The negative impact of the diagnostics segment in the Middle East region was partially offset by the increase in revenues in the first quarter of 2020. As a result, revenues from the Middle East region for the nine months ended September 30, 2020 only decreased by €1,252 thousand, or 12.3%, to €8,926 thousand from €10,178 thousand for the nine months ended September 30, 2020. Revenues from the Middle East region represented 7.4% and 15.4%, respectively, of our total revenues for the three and nine months ended September 30, 2020, as compared to 29.3% and 30.3%, respectively, for the three and nine months ended September 30, 2019.

Our Europe region contributed €28,824 thousand and €33,711 thousand, respectively, to revenues for the three and nine months ended September 30, 2020, representing increases of 1368.4% and 496.1%, respectively, as compared to the three and nine months ended September 30, 2019. The increases were mainly driven by revenues from our COVID-19 testing during the period, as over 97% of such revenues were generated in Germany in the three and nine months ended September 30, 2020. Revenues from the Europe region represented 79.4% and 58.0% respectively, of our total revenues for the three and nine months ended September 30, 2020, as compared to 16.9% and 16.9%, respectively, for the three and nine months ended September 30, 2019.

Cost of Sales

Cost of sales increased by €19,418 thousand, or 292.4%, to €26,059 thousand for the three months ended September 30, 2020, from €6,641 thousand for the three months ended September 30, 2019, and increased by €20,393 thousand, or 104.6%, to €39,892 thousand for the nine months ended September 30, 2020, from €19,499 thousand for the nine months ended September 30, 2019. Cost of sales for the three and nine months ended September 30, 2020 represented 71.8% and 68.6%, respectively, of total revenue, representing increases of 14.7 percentage points and 10.5 percentage points, respectively, as compared to 57.1% and 58.1%, respectively, for the three and nine months ended September 30, 2019.

Cost of sales incurred by our pharmaceutical segment for the three and nine months ended September 30, 2020 represented 85.4% and 54.5%, respectively, of the revenues from the segment, representing increases of 60.8 percentage points and 30.4 percentage points, respectively, as compared to 24.6% and 24.1%, respectively, for the three and nine months ended September 30, 2019 for our pharmaceutical segment. The increases were mainly due to a relatively larger portion of revenues from clinical study related collaborations, where higher staff costs and consumable costs are incurred as compared to patient screening collaborations in the past where the consumable costs were comparatively low due to different technologies being used in the testing.

Cost of sales incurred by our diagnostics segment for the three months ended September 30, 2020 represented 94.4% of the revenues from the segment, representing an increase of 14.3 percentage points as compared to 80.1% for the three months ended September 30, 2019. The increase was mainly due to the reallocation of some of the fixed costs incurred for the segment, such as depreciation of laboratory equipment, as well as personnel costs for employees for laboratory operations to the COVID-19 segment where such costs were incurred.

Cost of sales incurred by our diagnostics segment for the nine months ended September 30, 2020 represented 84.4% of the revenues from the segment, representing a increase of 3.3 percentage points as compared to 81.1% for the nine months ended September 30, 2019 for our diagnostics segment. The decrease was mainly due to reallocation of some of the fixed costs incurred for the segment, such as depreciation of laboratory equipment, as well as personnel costs for employees for laboratory operations to the COVID-19 segment where such costs were incurred. The decrease was further caused by the change in the Diagnostics product mix, with fewer NIPT tests (which have comparatively higher costs per test) performed in the nine months ended September 30, 2020.

Cost of sales incurred by our COVID-19 segment for the three months and nine months ended September 30, 2020 represent 65.7% and 65.7% of the revenues for the segment, respectively.

Gross Profit

As a result of the above factors, our gross profit increased by €5,249 thousand, or 105%, to €10,246 thousand for the three months ended September 30, 2020, from €4,997 thousand for the three months ended September 30, 2019, while our gross profit for the nine months ended September 30, 2020, increased by €4,177 thousand, or 29.7%, to €18,237 thousand from €14,060 thousand for the nine months ended September 30, 2019.

Research and Development Expenses

Research and development expenses increased by €2,785 thousand, or 138.5%, to €4,796 thousand for the three months ended September 30, 2020, from €2,011 thousand for the three months ended September 30, 2019, while our research and development expense increased by €4,487 thousand, or 73.3%, to €10,606 thousand for the nine months ended September 30, 2020, from €6,119 thousand for the nine months ended September 30, 2019. This mainly represents personnel costs, consumable costs and IT-related expenses incurred in the research phase that do not qualify for capitalization, or costs incurred for updates or improvements of our biomarkers, databases and technology platform for which development is completed.

General Administrative Expenses

General administrative expenses increased by €3,489 thousand, or 71.4%, to €8,373 thousand for the three months ended September 30, 2020, from €4,884 thousand for the three months ended September 30, 2019, while general administrative expenses increased by €7,551 thousand, or 45.8%, to €24,038 thousand for the nine months ended September 30, 2020, from €16,487 thousand for the nine months ended September 30, 2019.

The increases were principally due to an increase in personnel costs and operating expenses as a result of the expansion of the business. The increase was also largely due to costs of operating as a public company, such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors’ and officers’ insurance premiums.

Share-based compensation expenses for the three and nine months ended September 30, 2019 were calculated based on the estimated fair values of the share-based awards as of September 30, 2019, as well as the estimated number of awards expected to vest. The share-based compensation expenses for the three and nine months ended September 30, 2020 were based on the estimated fair values of the share-based awards at the grant date.

Selling Expenses

Selling expenses for the three and nine months ended September 30, 2020 were €1,300 thousand and €6,012 thousand respectively, representing a decrease of €488 thousand, or 27.3% as compared to €1,788 thousand for the three months ended September 30, 2019, and a decrease of €132 thousand, or 2.1%, as compared to €6,144 thousand for the nine months ended September 30, 2019. The decreases for the three and nine months ended September 30, 2020 were mainly due to a reduction in expenses incurred for conferences and exhibitions due to travel restrictions and other social-distancing measures, partly offset by the expansion of our business development team for the pharmaceutical segment.

Impairment of financial assets

Impairment expenses for financial assets for the three and nine months ended September 30, 2020 were €1,147 thousand and €2,821 thousand respectively, representing increases of €1,055 thousand from €92 thousand for the three months ended September 30, 2019, and €2,267 thousand from €554 thousand for the nine months ended September 30, 2019, respectively. These impairment losses related to the re-assessment of the receivables and contract assets arising from contracts with customers, partly due to the effect of the COVID-19 pandemic.

Other Operating Income / (Expenses)

Other operating income decreased by €256 thousand, or 27.4%, to €679 thousand for the three months ended September 30, 2020, from €935 thousand for the three months ended September 30, 2019, and decreased by €198 thousand, or 7.5%, to €2,425 thousand for the nine months ended September 30, 2020, from €2,623 thousand for the nine months ended September 30, 2019, principally due to lower grant income received during the periods.

Other operating expenses increased by €53 thousand and €189 thousand in the three and nine months ended September 30, 2020, compared to the three and nine months ended September 30, 2019.

Interest and Similar Income / (Expenses)

Net financial costs decreased by €640 thousand and €355 thousand, respectively, to €793 thousand and €1,498 thousand, respectively, for the three and nine months ended September 30, 2020, from €1,433 thousand and €1,853 thousand, respectively, for the three and nine months ended September 30, 2019, principally due to lower interest expenses in conjunction with the lease liabilities accounted for upon the adoption of IFRS 16 effective since January 1, 2019.

Real estate transfer tax

In June 2019, we sold our land and building, which had a carrying value of €22,778 thousand, to a subsidiary in preparation for a potential sale and leaseback transaction. Such intercompany transaction resulted in a real estate transfer tax expense of €1,200 thousand and was recognized in the three and nine months periods ended September 30, 2019.

Loss Before Taxes

As a result of the factors described above, our losses before taxes for the three and nine months ended September 30, 2020 were €5,537 thousand and €24,504 thousand, respectively, representing increases of €1,261 thousand and €8,828 thousand, respectively, from losses before taxes of €4,276 thousand and €15,676 thousand, respectively, for the three and nine months ended September 30, 2019.

Segment Adjusted EBITDA

We evaluate segment performance based on segment results and measure it with reference to Adjusted EBITDA, which we define as operating loss presented in the consolidated statements of comprehensive loss, adjusted for corporate expenses, depreciation and amortization as well as share-based payment expenses. Our Segment Adjusted EBITDA was as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2019	2020	2019	2020

	(unaudited,
	€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	3,400	871	9,561	5,278
Diagnostics	757	(1,210)	1,298	(2,736)
Covid-19	—	9,516	—	10,306
Total segment Adjusted EBITDA	4,157	9,177	10,859	12,848

Adjusted EBITDA from our pharmaceutical segment for the three and nine months ended September 30, 2020 were €871 thousand and €5,278 thousand, respectively, representing decreases of €2,529 thousand and €4,283 thousand, respectively, as compared to €3,400 thousand and €9,561 thousand, respectively, for the three and nine months ended September 30, 2019. The decreases were primarily attributable to the decrease in revenues from the pharmaceutical segment, as well as the increase in cost of sales and the continuous expansion of our business development team.

Adjusted EBITDA from our COVID-19 segment for the three months and nine months ended September 30, 2020 was positive €9,516 thousand and €10,306 thousand, respectively.

Adjusted EBITDA from our diagnostics segment for the three months ended September 30, 2020, was negative €1,210 thousand, a decrease of €1,967 thousand as compared to €757 thousand for the three months ended September 30, 2019. The decrease is mainly due to decreases in revenues during the period. Adjusted EBITDA from our diagnostics segment for the nine months ended September 30, 2020, was negative €2,736 thousand, a decrease of €4,036 thousand as compared to €1,298 thousand for the nine months ended September 30, 2019, mainly attributable to increased credit loss allowances for trade receivables and contract assets recognized during the period.

Liquidity and Capital Resources

Our cash requirements are principally for working capital and capital expenditures, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. For the remaining period of 2020 and beyond, we anticipate that our capital expenditures will increase from prior periods as we continue to increase our research and development efforts. Our main source of liquidity has been our secured loans, municipal loans and government funding of research programs as well as the proceeds from our initial public offering.

In July 2020, we completed the Follow-on Equity Offering and received net offering proceeds, after deducting underwriting discounts and commissions, of €22 million.

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of the COVID-19 pandemic on financial markets and the global economy.

Our known material liquidity needs for periods beyond the next twelve months are described below under “Contractual Obligations and Commitment”. We believe that our existing cash and cash equivalents and proceeds from the Follow-on Equity Offering will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Comparative Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2020 and 2019:

	For the Nine Months
	Ended September 30,
	2019	2020

	(unaudited,
	€ in thousands)
Consolidated statement of cash flows:
Cash flow used in operating activities	(3,454)	(19,669)
Cash flow used in investing activities	13,521	(11,026)
Cash flow used in financing activities	(13,228)	18,348
Net decrease in cash and cash equivalents	(3,161)	(12,347)
Cash and cash equivalents at the beginning of the period	9,222	41,095
Cash and cash equivalents at the end of the period	6,061	28,748

Operating Activities

Our cash flow used in operating activities primarily relates to changes in the components of our working capital, including cash received from our pharmaceutical partners and diagnostics clients, and payments made to our suppliers.

For the nine months ended September 30, 2020, cash used in operating activities was €19,669 thousand, an increase of €16,215 thousand as compared to €3,454 thousand for the nine months ended September 30, 2019. This change was principally due to the increase in losses incurred for the period. In addition, to ensure we can continue to operate without being potentially affected by the COVID-19 pandemic limitations of our suppliers, we have purchased additional inventories for both COVID-19 tests and our core genetic testing, reflected in the increase in inventories by €5,482 thousand to €7,291 thousand as of September 30, 2020, from €1,809 thousand as of December 31, 2019.

Investing Activities

Our cash flow used in investing activities consists of investments in intangible assets, plant, property and equipment and right-of-use assets, as well as grants received for investments in property, plant and equipment.

The increase was mainly due to investments made in respect of COVID-19 testing during the period of €6,288 thousand, of which approximately €5,400 thousand are included in property, plant and equipment and right-of-use assets and €888 thousand related to intangible assets.

Financing Activities

Our cash flow received in financing activities is primarily driven by the cash received in our follow-on offering, which contributed €22 million in the three months ended September 30, 2020. Cash used in financing activities included also repayment of lease liabilities of €2,833 thousand for the nine months ended September 30, 2020, an increase of €1,326 thousand as compared to repayment of €1,507 thousand for the nine months ended September 30, 2019.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Commitments

The table below presents the residual contractual terms of the financial liabilities, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds as of September 30, 2020, but without showing the impact of offsetting.

	Payments due by Period
		Total		Between 1	Between 3
	Carrying	contractual	Less than	and	and	More than
	amount	cashflow	1 year	3 years	5 years	5 years

	(unaudited,
	€ in thousands)
Secured bank loans	1,369	1,419	903	516	—	—
Bank overdraft	3,345	3,345	3,345	—	—	—
Other bank loans(1)	406	406	406	—	—	—
Lease liabilities(2)	21,347	25,168	4,072	6,125	3,772	11,199
Trade payables	12,052	12,052	12,052	—	—	—
Total	38,519	42,390	20,778	6,641	3,772	11,199

(1)   On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the United States, which was a stimulus bill intended to bolster the U.S. economy, among other things, and provide assistance to qualifying businesses and individuals. The CARES Act included an infusion of funds into the healthcare system, and in May 2020, we received USD 475,000 as part of this initiative. This payment was recognized in short term current loans as of September 30, 2020. At this time, we are not certain of the availability, extent or impact of any future relief provided under the CARES Act.

(2)   Lease liabilities include leases related to lease contracts for land and buildings, offices, as well as various items including motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

In addition, to the contractual obligations disclosed above, we also have various lease contracts in relation to the expansion of our Rostock headquarters and the Frankfurt laboratory that had not yet commenced as at September 30, 2020. The future lease payments and utilities for these non-cancellable lease contracts are €380 thousand within one year, €1,838 thousand within five years and €5,012 thousand thereafter as at September 30, 2020.

We also have various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are €75 thousand within one year and €23 thousand within five years as at September 30, 2020.

As of September 30, 2020, we had concluded agreements with suppliers, for goods and services to be provided subsequent to September 30, 2020, with a total payment obligation of approximately €7,131 thousand.

For further information on our material loan agreements, please see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” in our Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—H. Critical Accounting Policies and Estimates” in our Annual Report.

JOBS Act Exemption

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (November 6, 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the heading “Risk Factors” in our Annual Report, Form 6-K containing our financial results for the six months ended June 30, 2020, filed with the SEC on September 23, 2020, and other current reports and documents filed with the SEC. These risks and uncertainties include factors relating to:

•      our ability to effectively manage our future growth and to execute our business strategy;

•      our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•      the effects of the COVID-19 pandemic on our business, financial position and results of operations;

•      economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;

•      our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;

•      our assumptions regarding market size in the rare disease industry and our growth potential;

•      our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;

•      our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•      our continued reliance on our senior management team, in particular our CEO, and other qualified personnel and our ability to retain such personnel;

•      our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;

•      the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;

•      our ability to remediate our material weakness on internal control over financial reporting;

•      general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;

•      changes in government and industry regulation and tax matters;

•      other factors that may affect our financial condition, liquidity and results of operations; and

•      other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

You should refer to the section in our Annual Report titled “Risk Factors”, Form 6-K containing our financial results for the three months ended March 31, 2020, furnished to the SEC on June 15, 2020, Form 6-K containing our financial results for the three and nine months ended September 30, 2020, furnished to the SEC on December 16, 2020 and other current reports and documents furnished to or filed with the SEC, for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements included herein or incorporated by reference herein will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.